Exhibit 99.1

Castor Maritime Inc. Announces Proposed Spin-Off of its Tanker Fleet

Limassol, Cyprus, November 16, 2022 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announced today that its Board of Directors, consisting of its independent disinterested members (the “Board”), has decided, on the recommendation of a special committee of the Board, to effect a spin-off of its tanker fleet comprising one Aframax, five Aframax/LR2 and two Handysize tankers (the “Spin-Off”). In the Spin-Off, Castor shareholders will receive two common shares of Toro Corp. (“Toro”), a newly formed subsidiary that will act as the holding company for the eight tanker vessels, for every five Castor common shares held at the close of business on December 6, 2022 (the “Record Date”). Toro has applied to have its common shares listed on the Nasdaq Capital Market. Castor’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, has been appointed as Chairman and Chief Executive Officer of Toro with effect as of the completion of the Spin-Off.

The Board believes that the creation of a business in a distinct sector of the shipping industry – tankers – will provide significant benefits to both companies and their shareholders. The transaction is expected to enable each of Castor and Toro to increase its focus on its respective line of businesses, enhance operational efficiencies, facilitate efficient strategic expansion, attract new investors, and, with this dividend distribution of Toro common shares, give Castor shareholders the flexibility to monetize or adjust their equity holdings according to the shipping sectors in which they want to invest.

Castor shareholders do not need to take any action to receive Toro shares to which they are entitled, and do not need to pay any consideration or surrender or exchange Castor common shares. Fractional Toro common shares will not be distributed to Castor shareholders. Instead, the distribution agent will aggregate fractional Toro common shares into whole shares, sell such whole Toro shares in the open market at prevailing rates promptly after Toro’s common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution. The distribution is expected to occur on or about December 15, 2022 (the “Distribution Date”).

Toro has filed a registration statement on Form 20-F pursuant to the Securities Exchange Act of 1934 with the Securities and Exchange Commission, which includes a more detailed description of the terms of the proposed Spin-Off. The Spin-Off remains subject to the registration statement on Form 20-F being declared effective and the approval of the listing of Toro’s common shares on the Nasdaq Capital Market. There can be no assurance that the Spin-Off will occur or, if it does occur, of its terms or timing. A copy of the registration statement on Form 20-F is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 28 vessels, with an aggregate capacity of 2.4 million dwt, consisting of 1 Capesize, 7 Kamsarmax and 12 Panamax dry bulk vessels, as well as 1 Aframax, 5 Aframax/LR2 and 2 Handysize tankers.

For more information please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the proposed Spin-Off, our business strategy, dry bulk and tanker market conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com